Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Nextdoor Quarterly Investor Newsletter

Introduction

Dear Investors,

Welcome to our investor newsletter, where we share notable Nextdoor events, presentations, reports, and news.

Q2 of 2021 was an exciting quarter for us. We launched a number of product features such as Free Finds, and we continued to partner with brands to bring something unique to neighborhood audiences as we did with the Nextdoor Vaccine Map, sponsored by Albertsons Companies and Moderna. We showed significant momentum in Q2 2021 with revenue growing 66% year over year, driven by our product innovations, growing neighbor engagement, improvements to our monetization capabilities, and our ability to deliver value to a broad range of businesses, from local to enterprise. We released the fifth report in our Insights Series, in which we highlighted how neighbors’ spending habits have changed as a result of the pandemic. And we were recognized in the first-ever TIME100 Most Influential Companies List under the Disruptor category for connecting neighbors in meaningful ways during the past year.

Please feel free to reach out with any questions or visit our website at investors.nextdoor.com for more information.

Thank you,

Nextdoor Investor Relations

Q2’21 Financial Recap

On August 12, 2021, Nextdoor provided an updated investor presentation and press release including select results from Q2 2021. The updated investor presentation and press release can be accessed on our Investor Relations website at investors.nextdoor.com. Nextdoor’s key metrics for the quarter ended June 30, 2021, include:

•	Q2 revenue increased 66% year over year to $45.8 million

•	Q2 global average revenue per Weekly Active User (ARPU) increased 58% year over year to $1.57

•	Q2 average total global Weekly Active Users (WAU) increased 5% year over year to 29 million

•	Q2 total Verified Neighbors increased 17% year over year to 63 million

Our second quarter results highlight both the strength in our network of neighbors, businesses, and public services, and our ability to drive increased monetization.

Events and Presentations

Recent events

On July 6, 2021, Nextdoor and Khosla Ventures Acquisition Co. II (KVSB) announced that they have entered into a definitive agreement under which Nextdoor would become a publicly listed company. For more information on Nextdoor’s transaction with KVSB, please refer to the press release here, as well as KVSB’s public SEC filings available at here.

On July 6, 2021, Nextdoor and KVSB management shared a conference call to review our investor presentation. A recording of the webcast is available online through our website at investors.nextdoor.com.

CNBC Squawk on the Street

Nextdoor CEO on going public through SPAC, growth outlook and more

Axios

Neighborhood social network Nextdoor is going public

WSJ

Nextdoor to Go Public in SPAC Merger Valuing Social Network at $4.3 Billion

BNN Bloomberg (CA)

‘We absolutely felt we’re ready’: Nextdoor CEO on IPO plans

Financial Times (UK)

Sarah Friar, the neighbour-in-chief steering Nextdoor to public markets

Upcoming events

On September 20, 2021, Nextdoor will host an Investor Day. We will share more details and a registration link on our Investor Relations website closer to the event date.

Insights Report

The pandemic changed our spending habits — some habits for the short term, but some are here to stay. The latest report in our Nextdoor Insight Series examines consumption patterns of U.S. neighbors (U.K. report here). See more on our Nextdoor Insights Series #5 through the links and photo below:

Heidi’s Linkedin

Neighborhood level insight can give brands the critical edge

Maryam’s Linkedin

Five ways the pandemic changed our spending habits

Adweek

Nextdoor, GlobalWebIndex Examine How Pandemic Changed Spending Habits

Media Post

Nextdoor Data Identifies Changes In Consumers’ Habits

Near Media

Neighbors Like SMBs, Section 230, Yelp Tools Push Self-Service

Recent News

Product Launches

Finds

In June, we announced the newly revamped Nextdoor Finds, our in-app marketplace to buy, sell, or give away items, along with the launch of Free Finds, a new experience for neighbors not yet on Nextdoor to find free items nearby.

Nextdoor blog

Introducing Free Finds: A new experience to find free items nearby

AdWeek

Nextdoor Introduces Free Finds Feature

Engadget

Nextdoor makes it easier to find free stuff your neighbors are giving away

TechCrunch

Not on Nextdoor? You can still grab your neighbors’ stuff on Free Finds

Advertiser Partnerships

COVID-19 Vaccine Map

In June, we launched the Nextdoor COVID-19 Vaccine Map sponsored by Albertsons Companies and Moderna. The map allows neighbors to locate nearby vaccine appointment locations, schedule an appointment, and learn more about the vaccines with educational information from the CDC.

Nextdoor blog

Nextdoor Launches COVID-19 Vaccine Map in Partnership with Albertsons Companies and Moderna

CNBC Mad Money

Social media app Nextdoor teams with Moderna, Albertsons to boost vaccination rates in communities

Engadget

Nextdoor can help you find and book COVID-19 vaccinations

H&R Block’s “Make Every Block Better” Initiative

H&R Block and Nextdoor teamed up for the second year in a row for the “Make Every Block Better” initiative to support 10 communities across America to strengthen neighborhood social connection. This years’ community improvement projects were selected from submissions across all 50 states.

Nextdoor Blog

H&R Block and Nextdoor support 10 communities across America strengthening social connections

Adweek

H&R Block, Nextdoor Bring Back ‘Make Every Block Better’

EventMarketer

H&R Block and Nextdoor Team up on a Neighborhood Improvement Campaign

A Purpose Driven Company

Nextdoor’s purpose is to cultivate a kinder world where everyone has a neighborhood to rely on. Our purpose informs our product strategy, which in turn drives our user growth and engagement, and ultimately, the vitality of our platform.

#WalkWithMe campaign to build more inclusive, welcoming neighborhoods

Last year, Nashville neighbor Shawn Dromgoole posted on Nextdoor to share he no longer felt safe walking in his neighborhood following the murder of George Floyd. In response, hundreds of neighbors showed up to walk alongside him, sparking a nationwide trend of neighborhood solidarity walks. In May, in honor of the one-year anniversary, Nextdoor teamed up with Shawn to launch #WalkWithMe: a nationwide campaign calling on people to post on Nextdoor to invite neighbors to walk together to build more inclusive, welcoming neighborhoods.

Connecting Neighbors

Charlo is a visual artist and Mexican immigrant who lives with his husband in the Cheesman Park neighborhood of Denver. Last summer, he posted on Nextdoor in search of a blank wall to use as a canvas and fulfill his dream of painting a mural. A neighbor named Clay replied to offer up his garage door in a nearby alleyway. Charlo didn’t expect his first mural to lead to much, but after Clay posted a picture back on Nextdoor of Charlo’s final product, the requests came pouring in — He has now completed nearly 30 local murals, each incorporating hidden symbols and words that hold special meaning to that family or homeowner, and found a sense of community along the way.

Nextdoor in the Media

Axios

The next big social network: Nextdoor

CNBC Mad Money

Nextdoor CEO: We want to be ready to be a public company

CBC Canada

Walking buddy service sparked by desire to support minority groups across Canada

MakeUseOf UK

The 5 Best Garage Sale Apps to Buy and Sell Host your own online yard sale

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Khosla Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the U.S. Securities and Exchange Commission (SEC). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, KVSB has filed a proxy statement with the SEC. The proxy statement will be sent to the stockholders of KVSB. KVSB and Nextdoor also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVSB are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by KVSB and Nextdoor through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

KVSB and Nextdoor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVSB’s stockholders in connection with the proposed transaction. Information about KVSB’s directors and executive officers and their ownership of KVSB’s securities is set forth in KVSB’s filings with the SEC. To the extent that holdings of KVSB’s securities have changed since the amounts printed in KVSB’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.